SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CONTENTS

On June 12, 2014, MediWound Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on May 13, 2014.

Based on results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association (including,  in the case of Proposal One and Proposal Two, the special majority required by the Companies Law), the shareholders of the Company  duly approved the following:

1. The election of Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.

2. The election of Dr. Abraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.

3. The cancellation of  NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and the amendment of the Company’s Amended and Restated Articles of Association accordingly.

In addition, concurrent with to the election of the new external directors and in accordance with good corporate governance practice, Prof. Lior Rosenberg, M.D., a Co-founder and Chief Medical Officer of the Company, notified the Company of his resignation from the Board of Directors in light of his continuing to serve as the Chief Medical Officer of the Company.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statement on Form S-8, SEC file number 333-195517, filed by the Company with the SEC on April 28. 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: June 12, 2014	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer